EXHIBIT 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Three Months Ended March 31, 2003
Earnings:
Income before income taxes	$77,714
Add:
Interest expense	30,197
Amortization of debt expense	2,019
Interest component of rent expense	5,788
Earnings	$115,718
Fixed Charges:
Interest expense	30,197
Amortization of debt expense	2,019
Interest component of rent expense	5,788
Fixed Charges	$38,004
Ratio of earnings to fixed charges	3.0	x